EXHIBIT 8

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation	Percentage Ownership

Feishang Mining Holdings Limited	British Virgin Islands	100% (held by Registrant)

Wuhu Feishang Mining Development Co. Ltd.	People’s Republic of China	100% (held by Feishang Mining)

Yunnan Feishang Mining Development Co. Ltd.	People’s Republic of China	100% (held by Wuhu)

Yangpu Lianzhong Mining Co. Ltd.	People’s Republic of China	100% (held by Yunnan Mining)

Mark Faith Technology Development Limited	Hong Kong	100% (held by Registrant)

Bayannaoer City Feishang Copper Company Limited	PRC	100% (held by Mark Faith)

Sunwide Capital Limited	British Virgin Islands	100% (held by Registrant)

Silver Moon Technologies Limited	British Virgin Islands	80% (held by Registrant)

Zhongwei Medi-China.com Limited	Hong Kong Special	80% (100% held by Silver
	Administrative Region	Moon)

FMH Corporate Services Inc.	Florida	100% (held by Registrant)

China Coal Mining Investments Limited	Hong Kong	100% (held by Registrant)